April 19, 2011	W. Crews Lott
Tel: +1 214 978 3042
Crews.Lott@bakermckenzie.com

United States Securities and Exchange Commission	Via Edgar

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Lyn Shenk

RE:	Pilgrim’s Pride Corporation
Form 10-K for Fiscal Year Ended December 26, 2010
Filed on February 11, 2011
File No. 001-09273

Ladies and Gentlemen:

On behalf of our client Pilgrim’s Pride Corporation (the “Company”), set forth below are the responses of the Company to the comments contained in the letter of the staff (“Staff”) of the United States Securities and Exchange Commission (“Commission”) to Mr. Gary D. Tucker, Principal Financial Officer of the Company, dated April 1, 2011 regarding the Company’s Form 10-K filed on February 11, 2011. For ease of reference, each comment has been repeated below, with the Company’s responses set forth in bold face below each comment. The numbering below corresponds to that used in the Staff’s comment letter.

Results of Operations, page 63

1.	We note your disclosure regarding the changes in factors such as sales volumes and net revenue per pound. In addition to providing these disclosures, please revise future filings to quantify the aggregate impacts of these changes on revenues. For example, please revise to quantify the actual dollar amount of aggregate revenue change during the period attributed to a change in sales volume.

Pursuant to the Staff’s request, in future filings, the Company will quantify the aggregate impacts of changes on revenues.

2.	In future filings please quantify, discuss, and analyze changes in costs of sales both in the aggregate and for U.S. and Mexico on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material.

Pursuant to the Staff’s request, in future filings, the Company will quantify, discuss and analyze changes in costs of sales, both in the aggregate and for its U.S. and Mexico operations on a stand-alone basis, in addition to its current disclosure which is made in the context of gross profit. The Company’s revised disclosure will include both a quantification and discussion of the significant components of costs of sales, such as labor, materials and any other components, to the extent material.

3.	When two or more factors are cited to which changes are attributable, please quantify each of these factors so that readers may understand the magnitude of each. For example, in the comparison between 2010 and 2009 you state interest expense decreased because of decreased average borrowings and a decrease in the weighted average interest rate without quantification of any of the factors. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Pursuant to the Staff’s request, in future filings, when multiple factors are cited to which changes are attributable, the Company will quantify the dollar amount of each factor.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 106

4.	Please revise future filings to reconcile cash flows from operating activities to net income, as required by ASC 230-10-45-28, instead of net income attributable to the Company.

Pursuant to the Staff’s request, the Company will reconcile cash flows from operating activities to net income, as required by ASC 230-10-45-28 in future filings.

Note 1. Business and Basis of Presentation

Revenue Recognition, page 108

5.	Please review your disclosure in future filings to disclose when the transfer of significant risks and rewards of ownership of the product to the customer occurs.

Pursuant to the Staff’s request, the Company will disclose when the transfer of significant risks and rewards of ownership of the product to the customer occurs in future filings.

Note 2 – Chapter 11 Proceedings – Financial Reporting Considerations, page 118

6.	Upon emergence from bankruptcy, we note that you did not qualify for fresh start accounting as the reorganized value exceeded post-petition liabilities and allowed claims. With reference to the guidance in ASC Topic 852-10-05-10, it is unclear what method the Company used to determine reorganization value. As a result, please completely and clearly expand you disclosure in future filings to discuss the method used by the Company to determine reorganization value and why management believed it to be the most appropriate method under your circumstances.

In future filings, the Company will expand its disclosure pertaining to its reorganization value in accordance with the Staff’s comment, including a discussion of the method used by the Company to determine reorganization value and why management believed it to be the most appropriate method under the circumstances.

Note 10. Property, Plant and Equipment, page 131

7.	Please tell us for each of your idled facilities how long it has been idled and if any impairment charge was recognized including the period and amount of any charges. Additionally, we note that you have valued some of these assets at their highest and best use as operating chicken processing facilities and some as empty facilities. For each of the idled facilities, please tell us whether it was valued as an operating or empty facility and your basis for valuing it as such.

As requested by the Staff, the Company has provided for the Staff’s review on supplemental basis information regarding the Company’s idled facilities attached as Exhibit I.

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact either Chris Gaddis of Pilgrim’s Pride Corporation by telephone at (970) 506-8109 or by facsimile at (970) 347-2820 or me by telephone at (214) 978-3042 or by facsimile at (214) 965-5989.

Sincerely,

/s/ W. Crews Lott
W. Crews Lott

cc:	Gary Tucker
Chris Gaddis
Terry Lee
Brett Kirkham
Joseph Foti

PILGRIM’S PRIDE CORPORATION

IDLED FACILITIES

Facility	Location	Number of Months Facility Has Been Idled	Net Book Value at December 26, 2010	Impairment Expense Recognized Since Facility Was Idled	Impairment Recognition Period	Valued At	Basis for Approach
Office Building	Pittsburg, Texas	7	$10,007,011	$11,247,866	September 2010	Empty facility	Held for sale (b)
				6,599,148	December 2010
Office Building	Atlanta, Georgia	7	24,397,655	3,580,000	September 2010	Empty facility	Held for sale (b)
				3,305,947	December 2010
Office Building	Moorefield, West Virginia	1	—	—	—	Empty facility	Held for sale (b)
Processing Complex(a)	Clinton, Arkansas	27	7,815,211	—	—	Highest and best use	Reopen(c)
Processing Complex(a)	El Dorado, Arkansas	20	23,674,460	77,276	May 2009	Highest and best use	Reopen(c)
Processing Plant	Siler City, North Carolina	34	—	8,394,303	May 2008	Empty facility	Held for sale (b)
				660	July 2008
Processing Plant	Bossier City, Louisiana	27	4,207,286	—	—	Highest and best use	Reopen(c)
Processing Plant	Franconia, Pennsylvania	20	8,535,525	—	—	Highest and best use	Reopen(c)
Processing Plant	Dalton, Georgia	19	445,834	5,408,603	June 2009	Empty facility	Held for sale (b)
				810,885	December 2010
Processing Plant	Athens, Alabama	15	9,045,961	—	—	Highest and best use	Reopen(c)
Processing Plant	Athens, Georgia	15	15,376,576	—	—	Highest and best use	Reopen(c)
Feed Mill	Cartersville, Georgia	49	50,000	417,924	December 2010	Empty facility	Held for sale (b)
Hatchery	Siler City, North Carolina	34	321,740	626,129	December 2010	Highest and best use	Reopen(c)
Hatchery	Curry, Alabama	28	392,437	—	—	Highest and best use	Reopen(c)
Hatchery	Gainesville, Georgia	22	851,149	—	—	Highest and best use	Reopen(c)
Hatchery	Pittsburg, Texas	3	84,191	—	—	Highest and best use	Reopen(c)
Broiler Farm	Douglas, Georgia	20	763,237	—	—	Highest and best use	Reopen or sale as an operational farm(d)
Broiler Farms	Pittsburg, Texas	3	12,024,893	—	—	Highest and best use	Reopen or sale as an operational farm(d)
Breeder Farms	Pittsburg, Texas	3	591,292	—	—	Highest and best use	Reopen or sale as an operational farm(d)
Distribution Center	Shreveport, Louisiana	28	97,035	—	—	Empty facility	Held for sale (b)
Warehouse	El Paso, Texas	28	472,529	—	—	Empty facility	Held for sale (b)

(a)	A processing complex includes a processing plant, feed mill and hatchery.
(b)	This facility is currently held for sale and has been emptied or is being emptied of most of its machinery, equipment and furniture.
(c)

It is the Company’s current intention to reopen this facility when economic conditions warrant. The facility is considered to be in operating condition as it relates to its original design. Most of the machinery, equipment and furniture located at this facility prior to idling is stored in this facility. Limited capital would be required to reopen the facility. Unsolicited offers made to the Company by third parties indicate that the highest and best use of the processing complexes continues to be use for integrated operations. Unsolicited offers made to the Company by third parties indicated that the highest and best use of the processing plants continues to be use for food processing. The Company also believes that the highest and best use of the idled feed mill and hatcheries is their continued use as designed.

(d)

It is the Company’s current intention to either reopen these farms when economic conditions warrant or to sell them as operational farms. These farms are considered to be in operating condition as it relates to their original design. Offers made to the Company by third parties indicate that the highest and best use of the farms is their continued use as designed. Most of the machinery and equipment located on these farms prior to idling are stored on these farms. Limited capital would be required to restart production at these farms.

(e)	The Company does not have a separate appraised value for this office building. In the past, the office building has been appraised as a component of the Moorefield, West Virginia processing complex.